Filed by TIAA-CREF Funds (Commission File No. 811-09301)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Funds, Inc. (Commission File No. 811-05309)

NUVEEN HIGH INCOME BOND FUND

Shareholder Meeting – May 7, 2019

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by May 7, 2019, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal without adjourning the shareholder meeting to a later date, and possibly incurring additional proxy solicitation costs. The Shareholder Meeting will reconvene on May 7, 2019 at 2:00 p.m. Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF DIRECTORS RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/.

The proposed reorganization of the Nuveen High Income Bond Fund (the “Target Fund”) into the TIAA-CREF High-Yield Fund (the “Acquiring Fund”) is an outgrowth of Nuveen’s larger effort to integrate the investment teams responsible for fixed-income strategies across Nuveen, including the teams that manage the Target Fund and the Acquiring Fund. In light of the combination of investment teams, Nuveen determined that maintaining similar taxable fixed-income funds would be inefficient and confusing to the marketplace, and therefore proposed that the Target Fund be reorganized into the Acquiring Fund. The proposed Reorganizations will allow shareholders of the Target Fund to continue their investment in a taxable fixed-income fund with investment objectives and strategies that are similar but differ in certain respects and with comparable historical performance over the past five years. In addition, shareholders of the Target Fund are expected to recognize cost savings as a result of the Acquiring Fund’s lower total annual operating expenses.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.
2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-864-0471 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and Saturday, from 12:00 p.m. to 6:00 p.m. Eastern Time. Thank you for your prompt attention to this matter.